ASSET PURCHASE AGREEMENT

Among

CEDAR CREEK FIBERS LLC,

FIBER INDUSTRIES, INC.

AND

WELLMAN, INC.

As of May 28, 2002

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (the "Agreement") made as of the 28th day of May, 2002 as of 12:01 am E.S.T. (the "Effective Date"), by and among Cedar Creek Fibers LLC, a Delaware limited liability company ("Buyer"), Fiber Industries, Inc., a Delaware corporation ("Seller") and Wellman, Inc., a Delaware corporation ("Parent").

WHEREAS, Seller is engaged, among other things, in the business of producing partially oriented yarn or filament from polyester resin chip made from chemical based feedstocks and post-industrial recycled polyester chip at its Fayetteville, North Carolina facility (the "Business");

WHEREAS, upon the terms and conditions set forth herein, Seller desires to sell and Buyer desires to purchase substantially all of the assets relating to the Business, as specified herein, for the consideration described herein; and

WHEREAS, certain terms used in this Agreement are defined in Section 11.10 hereof and a glossary of the defined terms used herein appears in Section 11.11 hereof.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1. Purchase and Sale of Assets.

1.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement at the closing (the "Closing") of the transactions contemplated hereby (the "Contemplated Transactions"), Seller shall, or, to the extent title to or interest in an Asset is in the name of Parent, Parent shall, pursuant to the bill of sale attached hereto as Exhibit 1.1 (the "Bill of Sale"), sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller or Parent, as the case may be, all of Seller's or Parent's, as the case may be, right, title and interest in and to the assets of Seller used or held for use primarily in connection with the current operation of the Business, including all of the assets set forth on Schedule 5.16, as the same shall exist on the Closing Date (collectively, the "Assets"); provided, however, that the Assets shall not include the Excluded Assets. Without limiting the generality of the foregoing, the Assets shall include all of Seller's and Parent's, as the case may be, right, title and interest in and to the following items to the extent that (i) such items are used or held for use primarily in the operation of the Business and (ii) such items are not Excluded Assets:

(a) Fixtures, Furniture, Equipment, etc. All fixtures, furniture, equipment, machinery, furnishings, accessories, computers and peripheral devices, office and other equipment, vehicles and any replacement and spare parts for any such assets (collectively, "Fixed Assets");

(b) Inventory. All inventory, goods, supplies and other similar products and materials owned by Seller as of May 12, 2002 (the "Inventory Date") in Fayetteville, N.C. set forth on Schedule 1.1(b) (collectively, "Inventory");

(c) Permits. All of Seller's rights, title and interest as of the Closing under all Permits set forth on Schedule 5.11 that are transferable and necessary or required in connection with the Business and the operation of the Premises as presently conducted, except for any Permits identified on Schedule 5.11 as Permits that will not be transferred; providing that such non-transfer by Seller of such identified Permits shall not have a Material Adverse Effect;

(d) Contracts. All of Seller's and Parent's rights, title and interest in, to and under all Contracts, including (i) those set forth on Schedule 5.8, (ii) all customer purchase orders accepted by Seller in the ordinary course of business and those arising at or after the Inventory Date, provided that Seller and Parent shall retain the rights held by Seller or Parent prior to the Closing under any document expressly providing either Seller or Parent continuing indemnity and exculpation rights for pre-Closing occurrences for which Seller and Parent remain liable under this Agreement ("Seller Indemnification Agreements");

(e) Real Estate. Seller's Premises, including all tenements, easements, rights, licenses, estates, appurtenances and privileges belonging or pertaining to the owned real property located in Fayetteville, North Carolina, as more particularly described on the General Warranty Deed (the "Deed") attached hereto as Exhibit 1.1(e) (the "Premises") and rights, title and interest in, to and under the Leases set forth on Schedule 5.6(b), including those arising at or after the Closing, provided that Seller shall retain the rights held by it prior to the Closing under any Seller Indemnification Agreements;

(f) Prepaid Expenses, etc. All prepaid expenses and rentals of the Business (other than Intercompany Accounts);

(g) Other Assets. All other intangible and tangible assets used or held for use primarily in the operation of the Business, including, without limitation all of the following items in whatever form related solely to the Business or, if also related to other businesses of Parent or Seller, (i) readily separable from such other businesses, (ii) necessary to the Business and (iii) to the extent the sale of such assets by Parent or Seller to Buyer would not have an adverse effect on such other businesses: all supplier information; all customer lists and customer correspondence; all sales records; all market research results and other business know-how; and all other materials, records, files and data, computer programs owned by Seller and intellectual property owned by Seller (except as specifically excluded in Section 1.2 herein); and

(h) Accounts Receivable. Any sums (including cash) related to accounts receivable collected prior to or after the Closing along with any accounts receivable that were the result of shipments of Inventory or finished goods after the Inventory Date as evidenced by a bill of lading, including but not limited to those shipments made between the Inventory Date and the Effective Date set forth on Schedule 1.1(h); provided, however, that any accounts receivable collected prior to the Closing by Buyer shall be remitted to Seller to hold until Closing, at which time such collected accounts receivable will be paid to Buyer or netted against the Purchase Price (at Seller's option).

(i) Claims Against Third Parties. All claims against third parties arising from and after the Effective Date under any manufacturer's or vendor's warranties relating to fixed assets sold to Buyer pursuant to this Agreement or arising at any time that are unresolved as of the Effective Date ("Open Warranty Claims").

1.2 Excluded Assets. Notwithstanding any other provision of this Agreement, Seller shall not sell, assign, license or transfer to Buyer, and Buyer shall not purchase from Seller, any of the following assets (collectively, the "Excluded Assets"):

(a) This Agreement. All rights of Seller under this Agreement and any documents delivered or received in connection herewith;

(b) Corporate Records. All books, records and other assets of Seller relating to corporate level activities, corporate minute books, stock ledgers and other corporate books and records of Seller, including without limitation any records relating to the Excluded Assets and Excluded Liabilities, but excluding any records relating to the Assets or the Assumed Liabilities and necessary for the operation of the Business and Premises from and after the Closing, provided Seller will make copies of appropriate corporate records for Buyer for the period between the Effective Date and Closing;

(c) Intellectual Property. Except for any intellectual property rights set forth in Section 1.1(g) above, all rights protectable under intellectual property law anywhere throughout the world, including, without limitation, any and all rights protectable under patent, copyright, trade secret and trademark law, except as set forth in the Transition Services Agreement and the Supply Agreement.

(d) Cash and Cash Equivalents. Any of Seller's cash, funds on deposit with financial institutions and in checking accounts, marketable securities or other cash equivalents (except for any cash received in connection with Accounts Receivable of Buyer set forth in Section 1.1(h));

(e) Tax Refunds. Any federal, state or local income tax or other tax refunds or abatements relating to all periods prior to the Closing related to Seller's ownership of the Business, Assets, Premises or otherwise prior to the Closing;

(f) Accounts Receivable. Any accounts receivable of the Business generated from shipments of finished goods occurring prior to the Inventory Date and accounts receivable not relating to the Business;

(g) Claims Against Third Parties. All claims against third parties (i) arising prior to the Closing Date (except for Open Warranty Claims), including, without limitation, rights under any manufacturer's or vendor's warranties that are not Open Warranty Claims and insurance claims and proceeds and (ii) arising from any and all rights under Seller Indemnification Agreements;

(h) Employee Matters. Except as otherwise specifically provided in Section 7.5, all of the assets of or relating to the Seller Benefit Plans and all assets under the Fiber Industries, Inc. Retirement Income Plan;

(i) Other Assets. All assets of Seller and Parent not used directly or indirectly in or required for the Buyer to conduct the Business and all assets related to their polyester fiber business and polyethylene terephthalate business in all locations other than the Premises.

2. Assumption of Liabilities.

2.1 Assumption of Liabilities by Buyer. At the Closing, Buyer shall assume and thereafter pay, perform, satisfy and discharge the following obligations and liabilities (collectively, the "Assumed Liabilities"):

(a) Obligations Under Agreements. The liabilities and obligations of Seller related to the period after the Closing under those Leases, Contracts and Permits being transferred to Buyer pursuant to this Agreement, including without limitation the following Contracts: (i) Service Agreement dated as of March 13, 1996 (the "Monsanto Service Agreement") between Monsanto Company and Parent, (ii) Amendment to the Monsanto Service Agreement dated as of October 6, 2000 between Pharmacia Corporation (f/k/a Monsanto Corporation) and Parent (the "Monsanto Amendment," and together with the Monsanto Service Agreement, the "Monsanto Agreements"), (iii) Air Compressor Rewheeling Agreement dated as of August 10, 1999 (the "Praxair 1999 Agreement") among Praxair, Inc., Parent and E. I. DuPont de Nemours and Company and (iv) Nitrogen and Compressed Air Supply Agreement dated as of August 15, 1995 (the "Praxair 1995 Agreement", and together with the Praxair 1999 Agreement, the "Praxair Agreements") between Praxair, Inc. and Parent.

(b) Employee Obligations. The liabilities and obligations assumed by Buyer pursuant to Section 7.5 hereof;

(c) Liabilities After Effective Date. All liabilities and obligations arising from or in connection with the Business or the Assets (other than the Excluded Assets) as a result of the conduct or restart of the Business or use or maintenance of the Premises after the Effective Date, including but not limited to employee salaries and wages, health benefits in accordance with Schedule 2.1©, utility charges, raw material costs (other than as covered by the Supply Agreement), insurance coverages (specifically excluding property and casualty insurance coverages and rights and obligations related thereto) and other expenses and costs of the Business after the Effective Date, but excluding any allocation of indirect expenses or overhead from Parent to the Business (the "Business Expenses"); and

(d) Liabilities for Taxes. Any liabilities and obligations for Taxes in connection with the Business arising out of business activities, the ownership of the Premises and the operations of the Business occurring on or after the Closing Date.

2.2 Excluded Liabilities. Buyer is not assuming or agreeing to pay, perform, assume or discharge, or otherwise be responsible for, any liabilities or obligations of Seller whether or not related to the Business, fixed or contingent that are not specifically Assumed Liabilities hereunder (collectively, the "Excluded Liabilities").

3. Consideration for Transfer of the Assets; Collection of Inventory. In consideration for the sale and transfer of the Assets, on the terms and subject to the conditions set forth in this Agreement, Buyer agrees to (i) pay Seller an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000) by wire transfer of immediately available funds, on the Closing Date, (ii) assume the Assumed Liabilities, (iii) pay an amount in cash to Seller with respect to the Business Expenses, by wire transfer of immediately available funds, on the Closing Date in an amount estimated by Seller in a certificate delivered to Buyer three (3) Business Days prior to Closing; and (iv) perform its post Closing covenants contained in this Agreement (collectively, the "Purchase Price"). Within forty-five (45) days after the Closing Date, Buyer or Seller, as the case may be, shall deliver an amount in cash to the other party in the amount necessary to cause the actual amount of the Business Expenses arising after the Effective Date, less amounts paid at Closing, to be paid pursuant to this Section 3.

4. Closing. Upon the terms and conditions set forth herein, the Closing shall take place at the offices of Edwards & Angell, LLP, 2800 Financial Plaza, Providence, Rhode Island effective as of 8:00 p.m. on June 14, 2002 or such other earlier date as the parties may agree (the "Closing Date").

5. Representations and Warranties of Seller. On or prior to the date hereof, the Seller has delivered to Buyer schedules (the "Seller's Disclosure Schedules") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 5 or to one or more of its covenants contained in Article 7. The mere inclusion of an item in the Seller's Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Seller that such item represents a material exception or fact, event or circumstance or that such item is reasonably expected or likely to result in a Material Adverse Effect. Subject to Section 11.13, Seller may include in Seller's Disclosure Schedules items of disclosure, which expressly refer to a particular representation or warranty, whether or not the corresponding representation or warranty in this Agreement makes reference to the existence of that particular Schedule. Subject to the foregoing, Seller hereby represents and warrants to Buyer as follows:

5.1 Seller's Organization and Authority.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and lawful authority to carry on the Business as it is currently being conducted.

(b) Seller is duly qualified or licensed to do business as a foreign corporation and is in good standing as a foreign corporation in the State of North Carolina and all other jurisdictions where the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

5.2 Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements, to consummate the Contemplated Transactions and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Agreements by Seller and the consummation by Seller of the Contemplated Transactions have been duly authorized by all necessary corporate action of Seller, and no other board of directors, shareholder or other corporate proceeding by or on behalf of Seller is necessary to authorize the execution, delivery or performance of this Agreement and the Related Agreements, or the consummation of the Contemplated Transactions. This Agreement constitutes, and the Related Agreements when executed and delivered by Seller in accordance with the provisions hereof shall constitute, the valid and legally binding obligation of Seller, enforceable against Seller in accordance with their terms.

5.3 Freedom to Contract.

(a) Except as set forth on Schedule 5.3 hereto, the execution, delivery and performance of this Agreement and the Related Agreements by Seller and the consummation by Seller of the Contemplated Transactions will not: (i) violate or conflict with any provision of the certificate of incorporation or by-laws of Seller, each as amended, (ii) violate any of the terms, conditions or provisions of any law, rule, statute (other than any applicable bulk sales law ("Bulk Sales Laws")), regulation, order, writ, injunction, judgment or decree of any Governmental Authority or (iii) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under or give any Person the right to accelerate any obligation under, or result in the creation of any Lien upon the Assets or the Business, pursuant to any of the terms, conditions or provisions of any Contract required to be disclosed on Schedule 5.8, except for any such conflict, violation, breach, default, acceleration or Lien which, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

(b) Except as set forth on Schedule 5.3 hereto, no material authorization, approval, order, license, permit, franchise or consent of, and no material registration, declaration or filing with any Governmental Authority or Person, is required in connection with Seller's execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the Contemplated Transactions (except with respect to any contractual obligations of Seller, no representation is made with respect to any contract or agreement that is not required to be disclosed on Schedule 5.8).

5.4 Certain Financial Information. The six (6) year historical information regarding "Sales" and "Q1 POY Prod." set forth on Schedule 5.4 attached hereto fairly and accurately represents, in all material respects, the annual sales and first quality POY production, respectively for each of the years indicated thereon. No other representation or warranty is made by Seller with respect to the information set forth on such Schedule 5.4.

5.5 Affiliate Transactions. As of the Closing, neither the Assets nor the Assumed Liabilities shall include any indebtedness for borrowed money between the Business, on the one hand, and Seller and its Affiliates, on the other hand.

5.6 Real Estate.

(a) Schedule 5.6(a) lists all real property that Seller owns that is used in the Business in Fayetteville, North Carolina. With respect to each such parcel of real property, except as set forth on Schedule 5.6(a): (i) Seller has good, marketable and insurable title to the parcel of real property, free and clear of all Liens (other than Permitted Liens), except for installments of special assessments not yet delinquent, recorded easements, covenants, and other easements and restrictions existing generally with respect to properties of a similar character; (ii) there are no leases, subleases, licenses, concessions, or other agreements granting to any party or parties the right of use or occupancy of any portion of the parcel of real property; (iii) there are no outstanding options or rights of first refusal to purchase the parcel of real property, or any portion thereof or interest therein; and (iv) Seller possesses all rights-of-way and easements reasonably necessary for the conduct of the Business.

(b) The real property listed on Schedule 5.6(b) is the only real property leased by Seller used primarily in connection with the Business (the "Leased Property"). Seller has heretofore delivered to Buyer a true and correct copy of the leases (the "Leases") for the Leased Property. There are currently no amounts more than 60 days past due under the Leases and Seller has received no notice of any pending or threatened defaults under said Leases.

5.7 Title to Assets; Encumbrances, etc. Except as set forth on Schedule 5.7, Seller has good title to all of the Assets, free and clear of any mortgage, pledge, security interest, title defect or objection, lien, charge or encumbrance of any kind, including without limitation, any lease, license or other right of occupancy, possession or use, or any conditional sales contract or other title or interest retention arrangement (collectively, "Liens"), except for (i) Liens for Taxes, assessments, governmental charges or levies which are not yet due and payable or which may thereafter be paid without penalty, (ii) mechanics', carriers', workmen's, repairmen's or other similar Liens arising or incurred in the ordinary course of business, and (iii) the Liens set forth on Schedule 5.7 (collectively, the "Permitted Liens").

5.8 Contracts, etc. Schedule 5.8 hereto contains a complete and accurate list (by name of counter party) of the following Contracts, in each case, in effect on the date hereof:

(i) Contracts for the purchase or sale of goods or other personal, real or intangible property, or for the furnishing or receipt of services, which in 2001 involved, or on an annualized basis would have been expected to involve, in any individual Contract or a group of related Contracts more than $50,000 per annum other than purchase orders entered into in the ordinary course of business;

(ii) Contracts for the lease of any personal property involving in any individual Contract or a group of related Contracts rental obligations in excess of $50,000 per annum;

(iii) Contracts involving a material license with third parties;

(iv) Contracts relating to joint ventures, partnerships and equity or debt investments;

(v) Contracts containing exclusive arrangements that restrict the Business in any material respects;

(vi) Contracts between Seller and any Affiliate relating to the Business; and

(vii) material Contracts not entered in the ordinary course of business of the Business.

5.9 Employee Matters. (a) Schedule 5.9(a) contains a list of all the compensation plans (including stock purchase, stock option, restricted stock, stock appreciation rights or other forms of incentive compensation), "welfare plans" (within the meaning of Section 3(1) of ERISA), "pension plans" (within the meaning of Section 3(2) of ERISA, employment, termination or severance agreements, retention agreements or arrangements and other employee benefit plans, agreements or arrangements, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Parent or Seller for the benefit of any employee employed in the Business ("Business Employee") or former Business Employee and their eligible dependents and beneficiaries (the "Seller Benefit Plans").

(b) The Seller has made available to Purchaser complete copies of (i) each Seller Benefit Plan, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Seller Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Seller Benefit Plan for which a summary plan description is required, and (iv) each trust agreement, group annuity contract or other funding and financing arrangement relating to any Seller Benefit Plan.

(c) Each Seller Benefit Plan has been administered in conformance with its terms, except for such non-conformance as would not have a Material Adverse Effect on the Business. Seller and the Seller Benefit Plans are in substantial compliance with the applicable provisions of applicable law, including but not limited to ERISA and the Code, except where such non-compliance would not have a Material Adverse Effect.

(d) Labor Matters. (1) Except as disclosed in Schedule 5.9(d)(1) of this Agreement, (i) there is no unfair labor practice charge pending or, to the Seller's Knowledge, threatened against the Seller relating to the Business or any Business Employee; (ii) there is no labor strike, slowdown, stoppage or other similar labor activity relating to the Business actually pending or, to the Seller's Knowledge, threatened against or involving the Business; (iii) no material labor grievance relating to any of the Business Employees or the Business is pending or, to the Seller's Knowledge, threatened; (iv) to the Knowledge of the Seller, for the 12 month period ending on the effective date of this Agreement, the Seller has not been the subject of any union organizational campaign with respect to any Business Employee; (v) the Seller does not have any material labor negotiations in process with any labor union or other labor organization relating specifically to the Business Employees; (vi) the Seller is not presently, nor has it in the past been a party to or bound by any collective bargaining agreement or union contract with respect to the Business or Business Employees; (vii) to the Seller's Knowledge, there are no pending efforts in process by labor unions to organize any Business Employees who are not now represented by recognized collective bargaining agents.

(2) Except as set forth in Schedule 5.9(d)(2) of this Agreement, neither the Seller nor any of its Affiliates is a party to any written, oral or implied contract or agreement with any current or former employee, relating to the employment or service of any such person which could reasonably be expected to result in any liability to or obligation of the Buyer after the Closing Date. Seller has delivered to Buyer true and complete copies of all such contracts or agreements or detailed descriptions of individual agreements (or, in the case of any contract or agreement that is not in writing, a description of the material terms and conditions of such contract or agreement), and has been and continues to be in compliance with the terms and conditions of all such written, oral and implied contracts and agreements.

(3) Except as disclosed in Schedule 5.9(d)(3), or except to the extent any undisclosed non-compliance, individually or in the aggregate, would not result in a Material Adverse Effect after the Closing Date, the Seller is and has been in compliance with all federal, state and local laws and regulations relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, age, pregnancy, eligibility and sex discrimination and payment and withholding of social security and other Taxes due in respect thereof.

5.10 Litigation. Except as set forth in Schedule 5.10, there is no action, suit, inquiry, litigation, proceeding or investigation by or before any Governmental Authority, pending or, to Seller's Knowledge, threatened, against Seller relating to the Business or the Assets, which, (i) could reasonably be expected to have a Material Adverse Effect, or (ii) which in any manner seeks to prevent, enjoin, alter in any material respect or delay in any material respect the Contemplated Transactions or use of the Premises.

5.11 Permits. The Seller and Parent possess all the Permits necessary to own and operate the Business, and to use and maintain the Assets in the manner in which they have been owned, operated, used and maintained. Schedule 5.11 lists all material Permits necessary or required in connection therewith, and such Permits are valid and subsisting and in full force and effect.

5.12 Brokers. Except as set forth on Schedule 5.12, Seller has not, directly or indirectly, employed or utilized the services of any investment banker, broker, finder, consultant or other intermediary in connection with this Agreement or the Contemplated Transactions.

5.13. Environmental Matters. The Seller holds all permits, licenses, registrations and other governmental authorizations (including exemptions, waivers, and the like) required under Environmental Laws for the Seller to operate the Business and maintain the Premises as it is currently conducted and maintained ("Environmental Permits"), except for Environmental Permits the failure of which to possess would not reasonably be expected to have a Material Adverse Effect. The Seller is in compliance with all obligations under the Environmental Permits, except for such failures to comply that could reasonably be expected to have a Material Adverse Effect on the Business. The Seller has not been notified by any Governmental Authority that (a) any Environmental Permit may be modified, suspended or revoked or (b) any Environmental Permit cannot be renewed, transferred, provided or otherwise obtained by the Seller in the ordinary course of business.

Except as set forth on Schedule 5.13 hereto with respect to the Business, (i) Seller has not received any notice alleging any violation of any Environmental Laws; (ii) as of the date hereof, Seller has not generated, used, transported, treated, stored, released or disposed of, or suffered or permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance (as hereinafter defined) with respect to the Business in violation of any Environmental Laws, except for violations that would not reasonably be expected to have a Material Adverse Effect; (iii) as of the date hereof, there has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance in connection with Seller's ownership and conduct of the Business, or on, in or under any property or facility used, owned or leased by Seller in connection with Seller's ownership and conduct of the Business or any properties or facilities adjacent to the Premises, which has created or might reasonably be expected to create any material liability under any Environmental Laws having a Material Adverse Effect on the Business or which would require reporting to or notification of any governmental entity; (iv) as of the date hereof, no friable asbestos or polychlorinated biphenyl, and no underground storage tank, is contained in or located on or under any property or facility owned, used or leased by the Seller; and (v) as of the date hereof, any Hazardous Substance handled or dealt with in any way with respect to the Business, or during Seller's ownership or operation of its Business, has been and is being handled or dealt with in compliance with all Environmental Laws, except for violations which would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, the term "Hazardous Substance" shall mean any substance which, as of the date of this Agreement, is listed as hazardous or toxic in the regulations implementing the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Response Compensation and Liability Act ("RCLA"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), or listed as a hazardous substance under any applicable state environmental laws, or any substance which has been determined by regulation, ruling or otherwise by any agency or court to be a hazardous or toxic substance regulated under federal or state law, and shall include petroleum and petroleum products.

5.14. Taxes. Seller has duly filed all Tax Returns required to be filed by it on or prior to the date hereof or extensions for the filing thereof have been duly filed relating to the Assets and the Business and has paid when due to the proper authority all Taxes which were required to be paid. There are no Liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax that is due and payable. As related to the Assets and/or the Business, Seller does not have any deficiency with respect to any tax period prior to the Closing other than those that are being contested in good faith by Seller.

5.15. Inventory. Except as otherwise contemplated for the period from and after the Inventory Date through Closing, (i) Seller has not received payment for the sale, processing, exchange, storage or transportation of such Inventory which requires delivery in the future, (ii) the first quality Inventory identified as such in Schedule 1.1(b) is of a quality and quantity useable and saleable in the ordinary course of the Business and otherwise meets Sellers' applicable quality standards, including specification requirements of customers for which such Inventory was intended, and (iii) to the Knowledge of the Seller, as of the Inventory Date, Seller had not received written notification that any customer of Seller had or intended to return or cancel, or materially delay or modify, terms of original sale or order or deny acceptance of any Inventory sold from and after the Inventory Date. Except for shipments of Inventory described on Schedule 1.1(b) or Schedule 1.1(h), there has been no material change in the Inventory set forth on Schedule 1.1(b) between the Inventory Date and the Effective Date.

5.16 Asset List. As of the Effective Date, the asset list attached hereto as Schedule 5.16 fairly and accurately presents, in all material respects, the fixed assets related to the Business.

6. Representations and Warranties of the Buyer. Buyer hereby represents and warrants to Seller as follows:

6.1 Buyer's Organization and Authority. Buyer is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement to consummate the Contemplated Transactions and to perform fully its obligations hereunder and thereunder. Buyer, at Closing, will be duly qualified or licensed to do business as a foreign corporation and is in good standing as a foreign corporation in the State of North Carolina.

6.2 Authorization of Agreement. The execution, delivery and performance of this Agreement and the Related Agreements by the Buyer and the consummation by Buyer of the Contemplated Transactions have been duly authorized by all necessary action of the Buyer and no other board of directors, shareholders, or managers or member or other proceedings by or on behalf of the Buyer is necessary to authorize the execution, delivery or performance of the Agreements or the consummation of the Contemplated Transactions. This Agreement and the Related Agreements, when executed and delivered by the Buyer constitutes the valid and legally binding obligations of the Buyer enforceable against the Buyer in accordance with its terms.

6.3 Brokers. Except as set forth on Schedule 6.3, the Buyer has not, directly or indirectly, employed or utilized the services of any investment banker, broker, finder, consultant or intermediary in connection with this Agreement or the Contemplated Transactions.

6.4 Freedom to Contract. Except as set forth on Schedule 6.4, the execution, delivery and performance of the Contemplated Transactions by the Buyer and the consummation by the Buyer of the Contemplated Transactions will not (i) violate or conflict with any provisions of the Certificate of Incorporation or bylaws of the Buyer, (ii) violate any of the terms, conditions or provisions of any law, rule, statute (other than Bulk Sales Laws), regulation, order, writ, injunction, judgment or decree of any Governmental Authority or (iii) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under any of the terms, conditions or provisions of any material contract of the Buyer. No material authorization, approval, order, license, permit, franchise or consent of, and no material registration, declaration or filing with any Governmental Authority, is required in connection with the execution, delivery and performance of the Agreements and the consummation of the Contemplated Transactions by the Buyer.

7. Further Agreements of the Parties

7.1 Consent to Jurisdiction and Service of Process. Any legal action, suit or proceeding arising out of or relating to this Agreement or the Contemplated Transactions may be instituted in any state or federal court located in Charlotte, North Carolina, and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby waives any offsets or counterclaims in any such action, suit or proceeding. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided, or by personal service on such party with a copy of such process mailed to such party by first class mail or registered or certified mail, return receipt requested, postage prepaid.

7.2 Expenses. The parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the Contemplated Transactions, including, without limitation, all fees and expenses of agents, representatives, counsel and accountants. All transfer, documentary, sales, use, stamp, registration and other taxes and fees (including any penalties and interest related thereto) incurred in connection with the consummation of the Contemplated Transactions, including any transfer or similar taxes imposed by any state or subdivision, shall be borne and paid by Seller, and the Seller will, at its own expense, file all necessary tax returns and other documentation with respect to all such taxes and fees. If required by applicable law, Buyer shall join in the execution of any such Tax Returns and other documentation.

7.3 Indemnification for Fees of Brokers and Finders. Buyer, on the one hand, and Seller, on the other, agree to indemnify and save the other harmless from any claim or demand for commission or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of Buyer, on the one hand, or Seller, on the other hand.

7.4 Consents. Seller and Buyer shall use reasonable efforts (which does not include the payment of money by either Seller or Buyer to a third party) to obtain at the earliest practicable date, by instruments in form and substance reasonably satisfactory to Buyer, all consents and approvals for the assignment of the Contracts that are to be assigned pursuant to Section 1.1 hereof. If any consent is not obtained, Seller shall, to the extent reasonably practicable, keep the Contract in effect and shall give Buyer the benefit of the Contract to the same extent as if Seller had not been excluded from assigning such agreement to Buyer, and Buyer shall perform the obligations and assume the Liabilities under the Contract relating to the benefit obtained by Buyer. Nothing in this Agreement shall be construed as an attempt to assign any Contract or rights thereto that is by the terms of such Contract not assignable without the consent of the other party.

7.5 Employment Matters.

(a) Employment of Business Employees. (1) Schedule 7.5(a)(1) hereto lists separately each position currently filled by Business Employees and each such Business Employee's name, job title and current salary, years of service, date of hire and the current status of each employee filling such position (e.g., whether the employee is active, on short-term disability, on leave of absence, etc.).

(2) Within two Business Days after the execution of this Agreement, Buyer shall make written offers of employment to those Business Employees it wishes to hire, each of whom is identified with an asterisk on Schedule 7.5(a)(1), for positions which are substantially comparable to the positions such Business Employees hold as of the date of such offer at the same location which each person was assigned prior to the Closing Date. Such offers shall allow at a minimum one-week for acceptance, shall be contingent upon the Closing and shall be effective as of the Closing Date. Employment with the Buyer shall be effective on the Closing Date, except that offers of employment extended to Business Employees receiving short-term disability benefits or on approved leaves of absence on the Closing Date, if any, will become effective upon their return to active status at the termination of the short-term disability or approved leaves of absence, respectively to the extent such return to active status is within the period of time set forth under any applicable federal or state law or pursuant to the terms of the approved leaves of absence and the applicable short term disability plan. Those Business Employees who accept Buyer's offer of employment shall be referred to as "Transitioned Employees." Those Business Employees who affirmatively reject in writing Buyer's offer prior to Closing shall not be considered Transitioned Employees.

(3) Any Transitioned Employee who is terminated by the Buyer prior to the end of the 90-day period following the Effective Date shall receive a severance benefit from Buyer equal to the amount such employee would have received under the applicable severance pay plan of Seller or Parent (the schedule of benefits of which is described in Schedule 7.5(a)(3)) as of the Effective Date of this Agreement, taking into account for purposes of calculating benefits due under such schedule, all of such employee's service with the Seller or Parent prior to the Closing Date as set forth on Schedule 7.5(a)(1), and all service with the Buyer or any of its Affiliates after the Effective Date. Seller agrees to reimburse Buyer for any severance benefits that Buyer pays to any Transitioned Employee that is terminated by Buyer within the first 90 days after the Effective Date; provided, however, that such reimbursement amount from Seller shall not exceed, in the aggregate, $50,000.

(b) Employee Plans. (1) The Seller or Parent shall retain all liabilities with respect to benefits accrued and claims incurred with respect to all Business Employees under any Seller Benefit Plan made immediately prior to the Closing Date, including short-term disability benefits for individuals who are receiving short-term disability benefits prior to the Closing Date until such employees return to active service. Except as otherwise provided in this Agreement, as of the Closing Date, all Transitioned Employees will cease to participate as active employees in or accrue benefits under the Seller Benefit Plans. Thereafter, neither the Buyer nor any of its Affiliates nor any Transitioned Employee shall assume or be entitled to participate in any of the Sellers Benefit Plans, except to the extent such plans provide by their terms for participation after the Closing Date or as otherwise required by law. The Seller or Parent shall retain full responsibility and liability for offering and providing "continuation coverage" to any "qualified beneficiary" who is covered by a "group health plan" sponsored, maintained or contributed to by the Seller or Parent and who has experienced a "qualifying event" or is receiving such "continuation coverage" on or prior to the Closing Date. Continuation coverage, qualified beneficiary, qualifying event and group health plan shall have the meanings given such terms under Section 4980B of the Code and Section 602 et. seq. of ERISA ("COBRA"). The Buyer shall be responsible for offering and providing continuation coverage to any Transitioned Employee and/or their beneficiaries who is a qualified beneficiary and who is covered by a group health plan sponsored, maintained or contributed to by the Buyer and who has experienced a qualifying event that occurs after the Closing Date.

(2) From and after the Closing Date, the Buyer shall use its best efforts to cause each Transitioned Employee and their eligible dependents to participate in the employee benefit plans, programs, agreements and arrangements maintained by Buyer.

(c) Recognition of Prior Service. The Buyer shall recognize, from and after the Closing Date, each Transitioned Employee's service, as set forth on Schedule 7.5(a)(1) of this Agreement with respect to each such employee, for purposes of determining eligibility to participate in and vesting, and, if applicable, eligibility to commence retirement benefits (including any early retirement subsidies), but not benefit accruals, under any qualified pension, savings, or profit-sharing plans maintained by Buyer or established on or after the Closing in which Transitioned Employees participate, and for purposes of determining eligibility to participate in, and the schedule of benefits provided by, any group health plans, vacation and other paid time off plans and policies, severance, disability and other welfare benefit plans established or maintained by the Buyer on or after the Closing Date in which Transitioned Employees participate; provided, however, that for the balance of calendar year 2002, each Business Employee shall be entitled to at least the amount of vacation, sick leave, personal days and similar time off for which they are eligible (and which remains unused) under the vacation policy of Seller or Parent in effect immediately prior to the Closing Date as set forth on Schedule 7.5(c), and for all subsequent years, shall be entitled to the amount of vacation as determined under the vacation and paid time off policy of the Buyer based on such Transitioned Employee's service recognized pursuant to this Section 7.5(c).

(d) Health, Welfare And Fringe Benefit Plans. (1) The Buyer shall use its best efforts to cause the plans offered by Buyer pursuant to Section 7.5(b) to contain no restrictions or limitations with respect to pre-existing conditions, except to the extent any such restrictions or limitations actually applied to such Transitioned Employees prior to the Closing Date. Neither the Seller, Parent nor their respective Affiliates shall have any liabilities or obligations with respect to benefit claims under any such plans, or any other plans sponsored, maintained or contributed to by the Buyer for or in respect of any Transitioned Employee after the Closing.

(2) For purposes of determining whether any Transitioned Employee or his or her covered dependents have satisfied any required co-payments, annual deductibles and out-of-pocket maximums from and after the establishment of and under the terms of the Buyer's group health plan for the calendar year in which the Closing Date occurs, Transitioned Employees and their covered dependents shall be credited with the amount of deductibles and co-payments made by, or on behalf of, such Transitioned Employees and their covered dependents under the Seller's group health plan for such year.

(3) Until the Buyer has in operation a Buyer group health plan, Seller or Parent shall provide to each Transitioned Employee and his or her eligible dependents who is covered by a group health plan sponsored by the Seller or the Parent on the Closing Date and who shall cease to be covered by such plan after the Closing Date employer-paid continuation coverage under Seller's or Parent's group health plan pursuant to Section 4980B of the Code and Section 602, et. seq. of ERISA ("COBRA") for a period of ninety (90) days following the Closing Date in accordance with the group health plan's established COBRA procedures. During the period of employer-paid continuation coverage, Seller shall continue to require those Transitioned Employees who, as of the Closing Date, are required to contribute to the cost of group health coverage, to contribute the same employee contribution so required. Buyer shall reimburse the Seller for the actual cost of continuation coverage provided to each Transitioned Employee under the Seller's or Parent's group health plan, less the amount of any required employee contributions, and less any insurance reimbursement or insurance covered payment, as soon as practicable following the date such employees become enrolled in Buyer's group health plan.

(4) Buyer acknowledges that Seller or Parent may remain obligated to provide group health continuation coverage under COBRA to certain Transitioned Employees and/or their eligible dependents as a result of a "qualifying event" which occurs after the Closing Date but prior to the establishment of Buyer's group health plans, which obligation would not have been incurred had the Buyer had group health plans in place as of the Closing Date. Accordingly, Buyer agrees to reimburse Seller for Seller's actual cost (net of insurance reimbursements, employee co-payments and insurance paid procedures) of providing continuation coverage to any Transitioned Employee or his or her eligible dependent who experiences a qualifying event occurring during such Transitioned Employee's employment with the Buyer or as a result of the termination of such Transitioned Employee's employment with Buyer, after the Closing Date and prior to the date Buyer's group health plans are in place.

(5) Until the Buyer has in operation a Buyer group health plan, Buyer shall pay to Parent on a weekly basis the expenses associated with covering the Transitioned Employees under the Parent's group health plans set forth on Schedule 2.1©.

(e) Retirement Plans. Buyer shall take all action necessary and appropriate to ensure that, as soon as practicable after the Closing Date, Buyer maintains or adopts one or more savings plans ("Buyer Savings Plans"). The terms of the Buyer Savings Plan shall provide that Transitioned Employees shall have the right to make direct rollovers to such plan of their accounts in qualified defined contribution plans maintained by Seller or Parent, including, a direct rollover of any notes evidencing loans made to such Transitioned Employees under such plans.

7.6 Further Assurances. The parties shall cooperate and use reasonable efforts to cause all conditions to the Closing hereunder to be satisfied as promptly as practicable. From and after the Closing, Seller and Parent, on the one hand, and Buyer, on the other hand, agree to execute and deliver such further documents and instruments and to do such other acts and things as Buyer or Seller, as the case may be, may reasonably request in order to effectuate the Contemplated Transactions, including assistance reasonably necessary to help Buyer obtain any Permits necessary to operate the Business. At such time as the property taxes become due for the current year with respect to the Premises, Buyer and Seller will pro rate and pay such property tax based on the portion of the year each party owned the Premises. In the event any party shall be involved in litigation, threatened litigation or government inquiries with respect to a matter involving the Business, the other parties shall also make available to such first party, at reasonable times and subject to the reasonable requirements of its or his own business, such of its or his personal information relevant to the matters. Following the Closing, the parties will cooperate with each other in connection with Tax audits and in the defense of any legal proceedings, consistent with the other provisions for defense of claims provided in Article 9.

7.7 Performance of Excluded Liabilities and Assumed Liabilities. All Excluded Liabilities and Assumed Liabilities shall be paid, performed or discharged by Seller and Buyer, respectively.

7.8 Access to Records. After the Closing Date, Buyer and Seller shall give, or cause to be given, to the other party, during normal business hours at their premises, reasonable access to the personnel, properties, contracts, books, records, files and documents of or relating to the Business and shall allow the other party (at the expense of the other party) to make copies of all titles, contracts, books, records, files and documents, as is reasonably necessary for the other party's legitimate business purposes or operation of the Premises.

7.9. Transition Services. Buyer and Parent have entered into a Transition Services Agreement (the "Transition Services Agreement") in the form annexed as Exhibit 2 hereto, pursuant to which Parent shall provide certain services to Buyer.

7.10 Chip Supply Agreement. Buyer and Parent have entered into a take or pay Chip Supply Agreement in the form annexed as Exhibit 1 hereto (the "Supply Agreement", and together with the Transition Services Agreement, the Access Agreement and the Assignment and Assumption Agreement, the "Related Agreements"), pursuant to which Seller shall supply and Buyer shall purchase polyester chip for use in the Business.

7.11 Bulk Sales Law. The Contemplated Transactions shall be consummated without compliance with Bulk Sales Laws. If by reason of any applicable Bulk Sales Law, any claims are asserted by creditors of Seller, such claims shall be the responsibility of Buyer in the case of claims arising under any of the Assumed Liabilities, or the responsibility of Seller in the case of claims arising under any of the Excluded Liabilities.

7.12 [Intentionally Omitted.]

7.13 Accounts Receivable and Credits. Buyer shall remit to Seller within two (2) Business Days any funds received by it after the Closing in respect of accounts receivable generated by shipments of finished goods arising from the Business on and prior to the Inventory Date and Seller shall remit to Buyer within two (2) Business Days (i) any funds received by it after the Closing in respect of accounts receivable generated by shipments of finished goods arising from the Business after the Inventory Date and (ii) credits payable to customers related to funds received by it prior to the Closing in respect of shipments of finished goods arising from the Business prior to the Inventory Date, to the extent that such customers are entitled to such credits and were not credited by Seller prior to the Closing.

7.14 Taxes.

(a) Seller's Responsibilities. The Seller will pay all income taxes which have been incurred or are owing with respect to the Assets and the Business on or before the Closing Date and Seller shall be responsible for and will cause to be prepared and duly filed all Tax Returns in connection therewith.

(b) Buyer's Responsibilities. Buyer will pay all Taxes (except for obligations which are the Sellers', including those set forth in Section 7.2 herein) and be responsible for and will cause to be prepared and duly filed all Tax Returns, with respect to the Assets and the Business that become due after the Closing Date. Any Tax Returns that are required to be filed and any sales or transfer taxes due in connection with the Assets and the Business shall be prepared and filed when due by Buyer as required by applicable law and paid by the Buyer.

(c) Tax Reporting.

(i) Seller shall be responsible for all Federal and state Tax informational reporting through the Closing Date.

(ii) Buyer shall be responsible for all Federal and state Tax informational reporting after the Closing Date.

(d) Cooperation. Seller and Buyer shall provide the requesting party with such assistance as may be reasonably requested by such party in connection with the preparation of any Tax Return, any audit, or any judicial or administrative proceeding or determination relating to liability for Taxes with respect to the Assets.

(e) Purchase Price Allocation. The Purchase Price (including Assumed Liabilities) shall be allocated among the Assets in accordance with Schedule 7.14(e) hereto. The parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation, and shall use their reasonable best efforts to sustain such allocation in any subsequent tax audit or tax dispute.

7.15 [Intentionally Omitted].

7.16 Buyer's Funding Obligation. At the Closing, Buyer shall have obtained funding of not less than $2,000,000 for working capital purposes and the restart of the Business as well as to make capital expenditures required to support the operation of the Business. Such funding shall have no amortization below $2,000,000 or current interest payments prior to the first anniversary of the Closing. Prior to the first anniversary of the Closing Date, the Buyer covenants and agrees not to make any distribution or payment of Extraordinary Dividends to its shareholders, members or Affiliates (other than (i) reasonable compensation for bona fide services rendered or reimbursement of business expenses incurred, in each case within the ordinary course of business and (ii) distributions to the shareholders or members of Buyer for the sole purpose of paying income taxes due and payable (and not merely anticipated) by such shareholders or members with respect to the income, if any, of Buyer).

7.17 Assignment and Assumption Agreement. At the Closing, the parties shall have executed, acknowledged (if appropriate) and delivered an Assignment and Assumption Agreement in the form annexed hereto as Exhibit 3 (the "Assignment and Assumption Agreement").

7.18 Non-Compete Covenant. For the period beginning on the Effective Date and ending ten (10) years thereafter (the "Restricted Period"), Seller shall not engage in, enter into or participate in any way or own, operate, manage or participate in the ownership, operation, or management of, either directly or indirectly (on its own account or as a joint venturer, partner, or shareholder), anywhere in the United States, the business of the manufacture and sale of partially oriented yarn or filament (the "POY Business"). Notwithstanding this covenant, Seller shall not be prohibited from merging with, or acquiring, and thereby owning, all of the stock or assets of a business that engages in the POY Business, so long as the POY Business does not constitute the majority of said business. In addition, Seller may purchase and sell equity securities in any publicly traded company that engages in the POY Business. Nothing contained in this Agreement shall be construed to prevent the manufacture and sale by Seller and its Affiliates of polyester staple fiber and other specialty polyester fibers produced by Seller and its Affiliate. If Seller shall violate any of the covenants of this provision, the term of this covenant shall be automatically extended for a period of time equal to the time period during which Seller is found by a court of competent jurisdiction to have been in violation of the covenant hereunder. It is acknowledged further by Seller that this covenant not to compete is restrictive but is necessary to induce Buyer to pay the purchase price under this Agreement. Notwithstanding the foregoing, Seller and Parent shall have the right to sell polyester chip to other polyester yarn or filament manufacturers, subject to the Supply Agreement.

7.19 Environmental Covenant. (a)  From and after the Closing Date, Seller or Parent shall retain the obligation to comply at its sole expense with all applicable federal and state environmental regulatory requirements relating to any investigation and remediation of contaminated groundwater in, under and emanating from the Premises due to the release of Hazardous Substances which occurred prior to the acquisition by Seller in 1989 of the ownership and operation of the Premises, which release is further described in the documents listed on Schedule 5.13 of this Agreement, provided, however, that Seller's obligation shall be fully discharged upon the receipt by Seller from the applicable federal or state regulatory agency of a letter of compliance, no further action letter or other comparable document indicating that no further such investigation or remediation is required. Seller and Parent shall enter into an agreement in the form attached hereto as Exhibit 4 relating to the ability of Seller and Parent to conduct monitoring of environmental conditions on the Premises after the Closing (the "Access Agreement").

(b) Each of the Seller and Parent, jointly and severally, shall indemnify and hold harmless Buyer from and against all loss, cost, damage claims, liabilities and expense, including reasonable attorney's fees, incurred by Buyer from and after the date of the Closing Date as a result of any claim, demand or action that may be asserted against Buyer by any person arising under Environmental Law out of the any conditions, in, on or under the Premises existing before the Closing Date, provided, however, that such indemnification obligation of Seller shall not apply to (1) any release of hazardous substances or materials or violation of applicable Environmental Law which occurs at the Premises from and after the Closing Date and (2) any exacerbation of existing soil or groundwater conditions in, on, under or emanating from the Premises due to the act or omission other than by Seller from and after the Closing Date.

7.20 Bill of Sale. At the Closing, Seller and Parent shall have executed, acknowledged (if appropriate) and delivered the Bill of Sale to Buyer.

7.21 Deed. At the Closing, Seller shall have executed, acknowledged and delivered the Deed to Buyer.

8. Conditions to Closing.

8.1 Conditions Precedent to Obligations of Buyer. The obligations of Buyer to consummate the Contemplated Transactions are subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Buyer):

(a) all representations and warranties of Seller contained herein shall be true and correct in all material respects at and as of the Effective Date, giving full effect to any supplemental disclosures to the Seller's Disclosure Schedules that were delivered by Seller to Buyer on or prior to the Closing Date and deemed accepted by Buyer;

(b) Seller shall have performed and complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by Seller prior to or at the Closing;

(c) Buyer shall have been furnished with a certificate dated the Closing Date executed by an officer of Seller (the "Seller's Officer's Certificate") certifying to the fulfillment of the conditions specified in Sections 8.1(a) and 8.1(b);

(d) there shall be no judgment, decree, injunction, proceeding, rule or order of any Governmental Authority outstanding which prohibits, restricts or delays consummation of the Contemplated Transactions;

(e) Seller shall have executed and delivered to Buyer the Related Agreements;

(f) Seller shall have executed, acknowledged (if appropriate) and delivered the Deed free and clear of all Liens other than those to be assumed in accordance with the term herein or as set forth on Schedule 5.6(a), together with delivery of termination statements releasing security interests in the Assets held by others; and

(g) Seller shall have obtained and delivered to the Buyer the consent of any third party which is required for the consummation of the transactions contemplated in this Agreement and identified as required for Closing on Schedule 5.3 hereto.

8.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the Contemplated Transactions are subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Seller):

(a) all representations and warranties of Buyer contained herein shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties had been made at and as of that time (or, in the case of each representation and warranty which speaks as of an earlier date, as of the earlier date as of which such representation and warranty speaks);

(b) Buyer shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by Buyer prior to or at the Closing;

(c) Seller shall have been furnished with a certificate dated the Closing Date executed by an officer of Buyer (the "Buyer's Officer's Certificate") certifying to the fulfillment of the conditions specified in Sections 8.2(a) and 8.2(b), together with reasonable evidence of compliance with Section 7.16;

(d) there shall be no judgment, decree, injunction, rule or order of any Governmental Authority outstanding which prohibits, restricts or delays in consummation of the Contemplated Transactions;

(e) Buyer shall have executed and delivered to Seller the Related Agreements;

(f) Buyer shall have paid the Purchase Price due at Closing; and

(g) Praxair, Inc. shall have released the Seller from any and all obligations under the Praxair Agreements.

9. Indemnification.

9.1 Indemnification by Seller and Parent. Seller and Parent shall, jointly and severally, indemnify Buyer and each of its officers, directors and employees, (collectively, the "Buyer Indemnified Parties") and hold them harmless against and in respect of any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, damages, losses, liabilities, taxes and deficiencies and penalties and interest thereon and costs and expenses, including reasonable attorneys' fees and expenses (collectively, "Losses") to the extent resulting from (1) any breach of representation or warranty, or nonfulfillment of any covenant or agreement of Seller in this Agreement, (2) the Excluded Liabilities and (3) any event, incident or occurrence involving the Assets, the Business or the employees of the Seller taking place prior to the Closing, including any liability to employees or former employees of the Sellers or their beneficiaries arising prior to the Effective Date based on the termination or severance of such employees by Seller or such employees' rights to benefits under the Seller's employee plans. Nothwithstanding the foregoing, with respect to breaches of representations and warranties set forth in Sections 5.1(b), 5.3(a), 5.9(c), 5.9(d)(3) and 5.10 (clause (i)) and any representation or warranty set forth in Section 5.13 limited by a "Material Adverse Effect" qualifier ("Material Breaches"), Seller and Parent shall only indemnify the Buyer Indemnified Parties for individual Losses arising from such Material Breach or aggregate Losses arising from a series of related Material Breaches that exceed $150,000 ("Indemnifiable Materiality Claims"). In the event that the Buyer Indemnified Parties suffer Losses from Material Breaches that do not exceed $150,000 (each an "Unpaid Materiality Claim") and the aggregate amount of Unpaid Materiality Claims exceed $350,000, then the Buyer Indemnified Parties shall be entitled to indemnity for each Unpaid Materiality Claim that exceed $50,000. Losses arising from Unpaid Materiality Claims excluded from the indemnification provisions of this Section pursuant to the immediately preceding sentence are hereinafter referred to as "Non-Qualified Losses" and shall not constitute Losses for any purpose. All indemnity claims by the Buyer Indemnified Parties are subject to the limitations set forth in Section 9.4.

9.2 Indemnification by Buyer. Buyer shall indemnify Seller and its officers, directors, employees and Affiliates (collectively, the "Seller Indemnified Parties" and, together with the Buyer Indemnified Parties, the "Indemnified Parties") and hold them harmless against and in respect of any and all Losses to the extent resulting from (1) any breach of representation or warranty or nonfulfillment of any covenant or agreement of Buyer in this Agreement (provided that, to the extent that any such breach relates to an Excluded Asset or Excluded Liability, such amount shall not be a Loss under this Agreement), (2) the Assumed Liabilities, or (3) the Business Expenses.

9.3 Period of Indemnity. All representations and warranties of the parties contained in this Agreement shall survive the execution and delivery of this Agreement and shall continue in full force and effect for one year after the Closing Date and thereafter shall terminate, except that the representations and warranties and covenants of Seller set forth in Sections 5.1, 5.2, 5.3 (other than clauses (ii) and (iii) thereof), 5.13 and 7.19 and the representations, warranties and covenants of Buyer set forth in Sections 6.1, 6.2 and 6.4 (other than clauses (ii) and (iii) thereof) shall survive the Closing Date indefinitely and the covenant of Seller set forth in Section 7.18 shall survive the Closing Date for the period set forth therein; provided, however, that if at or prior to the expiration of such period any claim for indemnification has been asserted but not fully determined, such period will be extended as to such claim until it is finally determined. All covenants or agreements which by their terms are to be performed after the Closing Date shall survive until fully discharged. For the avoidance of doubt, it is understood and agreed that Seller's obligation to indemnify Buyer Indemnified Parties for Losses relating to Excluded Liabilities, and Buyer's obligation to indemnify Seller for Losses related to the Assumed Liabilities shall survive the Closing indefinitely and without regard to the limitation set forth in Section 9.4 hereof.

9.4 Limitations.

(a) No claim for indemnity shall be asserted by, and no liability for such indemnity shall be enforced against, either party: (i) unless a Claims Notice (as hereinafter defined) has been given by the Indemnified Party to the other party (the "Indemnitor") prior to the expiration of the period (if any) for asserting such claim under Section 9.3, and (ii) to the extent the Indemnified Party has theretofore actually received payment for such Losses from insurance or third parties. All indemnification rights under this Agreement are without duplication.

(b) No indemnity shall be payable to the Buyer Indemnified Parties with respect to any claim under Section 9.1, or to the Seller Indemnified Parties with respect to any claim under 9.2, resulting from any breach of any representation, warranty or covenant unless and until the aggregate of all Losses (excluding Non-Qualified Losses) due from Buyer or Seller, as the case may be, exceed $100,000, in which event all such Losses so due in excess of such $100,000 shall be paid in full by Seller or Buyer, as the case may be. The aggregate amount payable by the Seller with respect to claims under Section 9.1 or by the Buyer with respect to claims under 9.2 resulting from any breach of any representation, warranty or covenant shall not exceed $750,000. The amount of any Loss arising from a breach by Seller of the representation set forth in Section 5.7 due to the existence of a Lien which is not in respect of borrowed money and does not materially impair the continued use and operation of any of the Assets which are material to the Business shall be limited to the lesser of (x) the cost of satisfying or removing such Lien and (y) the actual impairment to the Business caused by the existence of such Lien. Notwithstanding the foregoing, no limitations shall apply to claims for Losses related to Excluded Liabilities, Assumed Liabilities, Business Expenses or any indemnity claim pursuant to Section 7.19.

9.5 Notice to the Indemnitor. Promptly after the assertion of any claim by a third party ("Third Party Claim") or occurrence of any event which may give rise to a claim for indemnification from an Indemnitor under this Article 9, the Indemnified Party shall notify the Indemnitor in writing of such claim (the "Claims Notice"). The Claims Notice shall describe the asserted liability in reasonable detail, shall refer to the relevant section(s) of this Agreement and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnified Party. Failure by the Indemnified Party to give a Claims Notice to the Indemnitor in accordance with the provisions of this Section 9.5 shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor has been actually prejudiced by such failure.

9.6 Rights of Parties to Settle or Defend. The Indemnitor may elect to compromise or defend, at its own expense, by its own counsel any Third Party Claim. If the Indemnitor elects to compromise or defend such Third Party Claim, it shall within 30 calendar days upon being given the Claims Notice (or sooner, if the nature of the asserted liability so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate in the compromise of, or defense against, such Third Party Claim. If the Indemnitor elects to defend any Third Party Claim, the Indemnified Party shall make available to the Indemnitor any books, records or other documents within its control that are necessary or appropriate for such defense. If the Indemnitor elects not to defend the Third Party Claim or fails to notify the Indemnified Party of its election as herein provided, the Indemnified Party may defend (at the reasonable expense of the Indemnitor) such asserted liability as the Indemnified Party considers appropriate; provided, that it may not settle such Third Party Claim without the written consent of the Indemnitor. The parties agree to cooperate fully with one another in the defense, settlement or compromise of any Third Party Claim. In any event, the Indemnified Party and the Indemnitor may participate, at their own expense, in the defense of such Third Party Claim.

9.7 Exclusive Remedies; Termination. The parties hereto acknowledge that the indemnity rights set forth in Section 7.19(b) and this Article 9 are intended to be their exclusive remedies in connection with this Agreement and the Contemplated Transactions. The parties hereto further acknowledge that no indemnity shall be payable for any Losses with respect to any breach of representations or warranties in this Agreement if prior to Closing such party receives a written notice from the other party (a) disclosing such breach or breaches and (b) informing such party that such breach or breaches constitute a Material Adverse Effect; provided, however, that this sentence shall not serve to limit the indemnity rights set forth in Section 7.19(b) of this Agreement. Notwithstanding the foregoing, this Agreement and the Contemplated Transactions may be terminated prior to Closing by (i) mutual written consent of the Buyer and Seller or (ii) immediately by Buyer in the event of a material breach of the representations and warranties of Seller contained herein which would reasonably be expected to cause a Loss in excess of $250,000 if the Contemplated Transactions had been consummated, or (iii) immediately by Seller in the event of a material breach of the representations and warranties of Buyer contained herein which would reasonably be expected to cause a Loss in excess of $250,000 if the Contemplated Transactions had been consummated.

10. [Intentionally Omitted.].

11. Miscellaneous.

11.1 Entire Agreement. This Agreement (together with the Related Agreements and the Schedules and Exhibits hereto) and the confidentiality agreement entered into between Buyer and Seller (the "Confidentiality Agreement") contain, and are intended as, a complete statement of all of the terms of the arrangements between the parties with respect to the matters provided for herein and therein, and supersede any previous agreements and understandings between the parties with respect to those matters. Other than those explicitly set forth herein, the Related Agreements, or in the Confidentiality Agreement, neither Seller nor Buyer makes any representation or warranty to the other.

11.2 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of North Carolina, without regard to its principles of conflicts of law.

11.3 Headings. The section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

11.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, mailed by registered mail, return receipt requested, sent by recognized overnight delivery service or, to the extent receipt is confirmed, by telecopy, telefax, or other electronic transmission service to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):
If to Seller, to: Fiber Industries, Inc. c/o Wellman, Inc. 5146 Parkway Plaza Blvd. Charlotte, NC 28217 Attention: Mark Rosenblum, Vice President Facsimile: (704)424-2160
With a copy to: Edwards & Angell, LLP 2800 Financial Plaza Providence, RI 02903 Attention: Douglas G. Gray, Esq. Facsimile: (401) 276-6611
If to the Buyer, to: Cedar Creek Fibers LLC c/o Flagship Partners, Inc. 99 Park Avenue Suite 2200 New York, NY 10016 Attention: David A. Straden Facsimile: (212) 599-6282
With a copy to: D'Agostino Levine & Landesman 345 Seventh Avenue New York, NY 10017 Attention: Eric S. Kamisher, Esq. Facsimile: (212) 564-9802

11.5 Severability. Any provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability but such invalidity or unenforceability shall not affect in any way the remaining provisions hereof provided that such invalidity or unenforceability does not deny any party the material benefits of the transactions for which it has bargained.

11.6 Amendment; Waiver. No provision of this Agreement may be amended or modified except by an instrument or instruments in writing signed by the parties hereto. Any party may waive compliance by another with any of the provisions of this Agreement. No waiver of any provision hereof shall be construed as a waiver of any other provision. Any waiver must be in writing.

11.7 Assignment and Binding Effect. Neither party hereto may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party. All of the terms and provisions of this Agreement shall be binding on, and shall inure to the benefit of, the respective successors and permitted assigns of the parties except that after the Closing Date Buyer may assign its rights, but not its obligations, under this Agreement in connection with financing provided to Buyer.

11.8 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and assigns and they shall not be construed as conferring and are not intended to confer any rights on any other persons.

11.9 Counterparts. This Agreement may be executed in two counterparts, both of which shall be deemed an original, and each party thereto may become a party hereto by executing a counterpart hereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

11.10 Certain Definitions. The following terms, as used herein, have the following meanings:

"Affiliate," with respect to any Person, means any Person directly or indirectly controlling, controlled by or under common control with such Person.

"Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of North Carolina or on which banking institutions located in such state are closed.

"Code" means the Internal Revenue Code of 1986, as amended.

"Contracts" means all written contracts, commitments, agreements or arrangements, leases, licenses, notes, purchase orders, letters of credit, instruments, obligations, commitments, purchase and sales' orders, options and quotations (whether any of the foregoing shall be written or oral, express or implied), to which Seller or Parent is a party which relate primarily to the Business including without limitation the Contracts listed on Schedule 5.8.

"Environmental Law" means all applicable state, federal and local laws, regulations and rules, ordinances and codes including common law, permits, licenses, registrations and other governmental authorizations, judgments, approvals, concessions, decrees and orders, in each case as in effect on the Closing Date, relating to pollution or the protection of the environment or the protection of public health and safety from environmental concerns, including, but not limited to, those pertaining to reporting, licensing, permitting, investigating, and remediating emissions, discharges, releases or threatened releases of Hazardous Substances into the air, surface water, groundwater, or land, or relating to the manufacturer, processing, treatment, storage, disposal, transport or handling of Hazardous Substance.

"Extraordinary Dividend" means a dividend or distribution declared with respect to any fiscal quarter or fiscal year which, together with any and all other dividends declared with respect to such fiscal period, exceeds the net income (determined in accordance with GAAP) for such fiscal period.

"Governmental Authority" means any government or political subdivision thereof, whether federal, state, local or foreign, and any agency, department, division, court, tribunal or instrumentality of any such government or political subdivision.

"Knowledge" means, with respect to Seller, the actual knowledge of Mark Rosenblum, Ole Sorenson, John Hobson, and for purposes of Section 5.15 only, Jim Rusak and Dan Mayo.

"Material Adverse Effect" or "Material Adverse Change" means any fact, event, circumstance or effect that has had, or is reasonably likely to have, a materially adverse effect or change on the business, results of operation, properties, financial condition, assets and liabilities, of the Business, taken as a whole and resulting in, or reasonably likely to result in, a Loss in excess of $150,000 (other than any fact, event, circumstance or effect relating (i) generally to the economy, (ii) to the performance of obligations under this Agreement or the Related Agreements or the announcement thereof, (iii) generally to companies operating in businesses similar to the Business, or (iv) to Excluded Assets or Excluded Liabilities).

"Permits" means all permits, licenses, franchises, approvals, consents or orders of, filings with, or notifications to, all Governmental Authorities other than Environmental Permits.

"Taxes" means all foreign, federal, state and local income, profits, franchise, gross receipts, payroll, sales, employment, use, property, transfer, excise, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments, governmental charges or levies, together with all interest, penalties and other additions imposed with respect to such amounts.

"Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

11.11 Glossary. The following capitalized terms are defined in the following sections of this Agreement:
Term	Section

Access Agreement	7.19(a)
Affiliate	11.10
Assets	1.1
Assignment and Assumption Agreement	7.17
Assumed Liabilities	2.1
Bill of Sale	1.1
Bulk Sales Laws	5.3
Business	Preamble
Business Day	11.10
Business Employee(s)	5.9
Business Expenses	2.1©
Buyer	Preamble
Buyer 401(k) Plan	7.5(e)
Buyer Indemnified Parties	9.1
Buyer Plans	7.5
Buyer Savings Plans	7.5(e)
Buyer's FSA	7.5(d)(3)
Cause	7.5
CERCLA	5.13
Claims Notice	9.5
Closing	1.1
Closing Date	4
COBRA	7.5
Code	11.10
Contemplated Transactions	1.1
Contracts	11.10
Damage Loss	9.1
Deed	1.1(e)
Effective Date	Preamble
Employee Benefit Plan	5.10
Environmental Laws	11.10
Environmental Permits	5.13
ERISA	5.9
Excluded Assets	1.2
Excluded Liabilities	2.2
Fixed Assets	1.1
GAAP	5.4
Governmental Authority	11.10
Hazardous Substance	5.13
Indemnified Parties	9.2
Indemnitor	9.4
Intercompany Transactions	5.5
Inventory	1.1
Knowledge	11.10
Leased Property	5.6
Leases	5.6
Liens	5.7
Losses	9.1
Material Adverse Effect	11.10
Monsanto Agreements	2.1(a)
Open Warranty Claims	1.1(i)
Parent	Preamble
Permits	11.10
Permitted Liens	5.7
Praxair Agreements	2.1(a)
Premises	1.1(e)
Purchase Price	3.1
RCLA	5.15
RCRA	5.15
Related Agreements	7.10
Seller	Preamble
Seller Benefit Plans	5.9
Seller Indemnification Agreements	1.1(d)
Seller Indemnified Parties	9.2
Seller Retirement Plan	7.5(e)
Seller's Disclosure Schedules	5
Seller's FSA	7.5(d)(3)
Supply Agreement	7.10
Tax Return	11.10
Taxes	11.10
Third Party Claim	9.5
Transitioned Employees	7.5
Transition Services Agreement	7.9
WARN	5.9
Working Capital	7.16

11.12 Interpretation. Article titles, headings to sections and any table of contents are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation hereof. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. As used herein, "include", "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; "writing", "written" and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form; references to a person are also to its successors and assigns; except as the context may otherwise require, "hereof", "herein", "hereunder" and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include the other; except as the context may otherwise require, the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to "Article", "Section" or another subdivision or to an "Exhibit" or "Schedule" are to an article, section or subdivision hereof or an "Exhibit" or "Schedule" hereto; and references to "generally accepted accounting principles" shall mean generally accepted accounting principles in the United States.

11.13 Seller's Disclosure Schedules. All capitalized terms used in any of Seller's Disclosure Schedules shall have the definitions specified in this Agreement. All descriptions or listings of documents contained in the Seller's Disclosure Schedules are qualified in their entirety by reference to the documents so described, as long as true copies thereof have heretofore been delivered by the Seller to the Buyer. To the extent any of the representations and warranties of the Seller pursuant to this Agreement call for disclosure of matters which are substantially duplicative of matters required to be disclosed by the Seller pursuant to other representations and warranties under this Agreement, disclosure on one schedule hereto of such a matter with reasonable particularity shall be deemed to constitute disclosure of that particular matter on the schedule which corresponds to the other representation or warranty, if the relevance of such information to such other representation or warranty is reasonably apparent on its face. After the Effective Date, but prior to the Closing Date, Seller shall have the right to supplement the Seller's Disclosure Schedules in the event that Seller becomes aware of any condition or fact that causes or constitutes a breach of any of Seller's representations and warranties, or if the Seller becomes aware of an occurrence after the Effective Date of any fact or condition that would cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of the occurrence or discovery of any such fact or condition.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Asset Purchase Agreement as of the date first above written.

BUYER:	CEDAR CREEK FIBERS LLC
By:____________________________ Name: Title:
SELLER:	FIBER INDUSTRIES, INC.
By:_____________________________ Name: Title:

The undersigned is a signatory hereto
for purposes of Sections 1.1, 7.3, 7.5, 7.9, 7.10
7.13, 7.18 and 7.19 only:

WELLMAN, INC. By:___________________________ Name: Title:

[Signature Page to Asset Purchase Agreement]

List of Exhibits

Exhibit 1 Supply Agreement
Exhibit 1.1 Bill of Sale
Exhibit 1.1(e) General Warranty Deed
Exhibit 2 Transition Services Agreement
Exhibit 3 Assignment and Assumption Agreement
Exhibit 4 Access Agreement

List of Schedules

Schedule 1.1(b) Inventory
Schedule 1.1(h) Accounts Receivable
Schedule 2.1(c) Health Benefits
Schedule 5.3 Required Consents
Schedule 5.4 Certain Financial Information
Schedule 5.6(a) Real Estate
Schedule 5.6(b) Leased Property
Schedule 5.7 Title to Assets, Encumbrances, etc.
Schedule 5.8 Contracts
Schedule 5.9(a) Compensation, Welfare and Pension Plans
Schedule 5.9(d)(1) Labor Matters
Schedule 5.9(d)(2) Labor Matters
Schedule 5.9(d)(3) Labor Matters
Schedule 5.10 Litigation
Schedule 5.11 Permits
Schedule 5.12 Brokers for Seller
Schedule 5.13 Environmental Matters
Schedule 5.16 Fixed Assets
Schedule 6.3 Brokers for Flagship Entities
Schedule 6.4 Freedom to Contract
Schedule 7.5(a)(1) Business Employees
Schedule 7.5(a)(3) Severance Benefits
Schedule 7.5(c) Vacation Policy
Schedule 7.14(e) Purchase Price Allocation

AMENDMENT NO. 1

TO

ASSET PURCHASE AGREEMENT

Among

CEDAR CREEK FIBERS LLC,

FIBER INDUSTRIES, INC.

AND

WELLMAN, INC.

WHEREAS, Cedar Creek Fibers LLC, a Delaware limited liability company ("Buyer"), Fiber Industries, Inc., a Delaware corporation ("Seller") and Wellman, Inc., a Delaware corporation ("Parent") entered into an Asset Purchase Agreement dated as of May 28, 2002 (the "Agreement"); and

WHEREAS, Buyer, Seller and Parent desire to amend certain terms of the Agreement.

NOW, THEREFORE, the parties do hereby mutually agree as follows:

    The Preamble to the Agreement is deleted in its entirety and the following is substituted:

    ASSET PURCHASE AGREEMENT (the "Agreement") made as of the 28th day of May, 2002 by and among Cedar Creek Fibers LLC, a Delaware limited liability company ("Buyer"), Fayetteville Fibers, Inc. a North Carolina company and wholly owned subsidiary of the Buyer ("Subsidiary"), Fiber Industries, Inc., a Delaware corporation ("Seller") and Wellman, Inc., a Delaware corporation ("Parent").

    Section 1.1 to the Agreement is deleted in its entirety and the following is substituted:

    Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement at the closing (the "Closing") of the transactions contemplated hereby (the "Contemplated Transactions"), Seller shall, or, to the extent title to or interest in an Asset is in the name of Parent, Parent shall, pursuant to the bill of sale attached hereto as Exhibit 1.1 (the "Bill of Sale"), sell, transfer, convey, assign and deliver to Buyer, or for the purposes of Section 1.1(e) herein, the Subsidiary, and Buyer and Subsidiary, as the case may be, shall purchase and acquire from Seller or Parent, as the case may be, all of Seller's or Parent's, as the case may be, right, title and interest in and to the assets of Seller used or held for use primarily in connection with the current operation of the Business, including all of the assets set forth on Schedule 5.16, as the same shall exist on the Closing Date (collectively, the "Assets"); provided, however, that the Assets shall not include the Excluded Assets. Without limiting the generality of the foregoing, the Assets shall include all of Seller's and Parent's, as the case may be, right, title and interest in and to the following items to the extent that (i) such items are used or held for use primarily in the operation of the Business and (ii) such items are not Excluded Assets:

    In Section 3, line 7 to the Agreement the words "three (3) Business Days" are replaced with the words "one (1) Business Day."

4. Section 4 to the Agreement is deleted in its entirety and the following is substituted:

Closing. Upon the terms and conditions set forth herein, the Closing shall take place at the offices of Edwards & Angell, LLP, 2800 Financial Plaza, Providence, Rhode Island effective as of 8:00 p.m. on June 18, 2002 or such other earlier date as the parties may agree (the "Closing Date").
    Section 7.6 to the Agreement is deleted in its entirety and the following is substituted:

    Further Assurances. The parties shall cooperate and use reasonable efforts to cause all conditions to the Closing hereunder to be satisfied as promptly as practicable. From and after the Closing, Seller and Parent, on the one hand, and Buyer and Subsidiary, on the other hand, agree to execute and deliver such further documents and instruments and to do such other acts and things as Buyer, Subsidiary or Seller, as the case may be, may reasonably request in order to effectuate the Contemplated Transactions, including assistance reasonably necessary to help Buyer and/or Subsidiary obtain any Permits necessary to operate the Business. At such time as the property taxes become due for the current year with respect to the Premises, Buyer, Subsidiary and Seller will pro rate and pay such property tax based on the portion of the year each party owned the Premises. In the event any party shall be involved in litigation, threatened litigation or government inquiries with respect to a matter involving the Business, the other parties shall also make available to such first party, at reasonable times and subject to the reasonable requirements of its or his own business, such of its or his personal information relevant to the matters. Following the Closing, the parties will cooperate with each other in connection with Tax audits and in the defense of any legal proceedings, consistent with the other provisions for defense of claims provided in Article 9.

    Section 7.19 (b) to the Agreement is deleted in its entirety and the following is substituted:
      Each of the Seller and Parent, jointly and severally, shall indemnify and hold harmless Buyer and Subsidiary from and against all loss, cost, damage claims, liabilities and expense, including reasonable attorney's fees, incurred by Buyer and Subsidiary from and after the date of the Closing Date as a result of any claim, demand or action that may be asserted against Buyer and/or Subsidiary by any person arising under Environmental Law out of the any conditions, in, on or under the Premises existing before the Closing Date, provided, however, that such indemnification obligation of Seller shall not apply to (1) any release of hazardous substances or materials or violation of applicable Environmental Law which occurs at the Premises from and after the Closing Date and (2) any exacerbation of existing soil or groundwater conditions in, on, under or emanating from the Premises due to the act or omission other than by Seller from and after the Closing Date.

    Section 7.21 to the Agreement is deleted in its entirety and the following is substituted:

    Deed. At the Closing, Seller shall have executed, acknowledged and delivered the Deed to Subsidiary.

    In Section 9.1, line 2 after the word Buyer add "and, with respect to breaches of Section 5.6(a) only, Subsidiary," and replace the word "its" with the words "Buyer's and, with respect to breaches of Section 5.6(a) only, Subsidiary's,"
    In Section 11.4, after the reference to Buyer notification, add the following:

If to the Subsidiary, to:

Fayetteville Fibers, Inc.
3224 Cedar Creek Road
Fayetteville, NC 28301
Attention: Christopher L. Schaller
Facsimile: (910) 433-5246

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to Asset Purchase Agreement as of the date first above written.

BUYER:	CEDAR CREEK FIBERS LLC By:_____________________________ Name: Title:
SUBSIDIARY:	FAYETTEVILLE FIBERS, INC. By:_____________________________ Name: Title:
SELLER:	FIBER INDUSTRIES, INC. By:_____________________________ Name: Title:

The undersigned is a signatory hereto
for purposes of Sections 1.1, 7.3, 7.5, 7.9, 7.10
7.13, 7.18 and 7.19 of the Agreement only.

WELLMAN, INC. By:___________________________ Name: Title: